Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: May 11, 2006

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.

AGM

Rotterdam Press Conference

Mr Mittal:

As you know, we have said from the beginning that we would prefer to have a friendly transaction with Arcelor. With this in mind, over the past few weeks we have made various efforts to initiate dialogue with Arcelor in the hope that this might lead to a meeting.

In our correspondence, we have indicated to them that we would be willing to make changes in our corporate governance and amend our offer in the event of a recommended deal. We have also shared with Arcelor our full industrial plan and have addressed in writing a number of areas that we have identified.

We believe that such a dialogue would be in the best interests of the shareholders, as there is no doubt in our mind that this combination creates a much stronger company with better long term prospects.

However, I am disappointed to report that we have not made the progress that I would have liked. I do not discern a willingness on the part of Arcelor to enter into a meaningful discussion to reach a recommended transaction.

Let me outline briefly some of the improvements we proposed in the context of a recommended offer.

We suggested enlarging the Mittal Steel board to 14 members, with Mittal Steel and Arcelor equally sharing the board members with 6 each, plus 2 for the independent directors.

We also propose a management board of six people, the same way equally sharing between Mittal Steel and Arcelor. We also propose moving to ‘one vote - one share’ principle, with long-term shareholders being rewarded with an enhanced vote.

We also said that in the context of a recommended transaction, Mittal Steel would be prepared to revise the value of its offer. However, I should stress that we have not changed our view on the underlying value of Arcelor and we believe our current offer which values Arcelor at over a 50% premium to its pre-offer price is very fair. However, we would attach some additional value to a recommended offer.

We had hoped that these proposals would be sufficient to encourage a dialogue on the part of Arcelor. This has not been the case. Arcelor is now taking the position that it does not have enough information to meet with us. We are surprised because we believe that the level of disclosure and information that we have here, including the hundred-pages-plus industrial plan that we have shared with them is absolutely unprecedented.

They also claim that they need a business plan to assess the value of our business. We don’t believe that this is at all necessary or appropriate. Mittal Steel shares are listed on the New York Stock Exchange and Amsterdam Stock Exchange, which enjoy great liquidity and are widely followed by investors and analysts.

One does not assess the value of these shares by looking at a business plan. We hope that this is not another pretext not to engage in discussion with us or to put another roadblock in the way of this combination.

We are now focused on our offer opening and sending out the prospectus to shareholders. We remain very confident as to the strategic and financial appeal of our offer and are resolute in our intention to see this through to a successful completion.

Before I close I would like to comment on a new board appointment we are making today in the context of the strategic evolution of the corporate governance of Mittal Steel.

Mr François Pinault has agreed to join the board of Mittal Steel. As you all know Mr Pinault is one of France’s most successful and respected business leaders and is the founder and former president of the Artemis Group and of the French retail and luxury brands company, PPR.

We are delighted to welcome a man of such status and achievement. His wide knowledge of European business will be a great asset to Mittal Steel as it builds its business going forward. Before opening the floor to questions I would like to pass the mike to our non-executive director, Wilbur Ross, who also has a few comments to make.

Wilbur Ross:

I share Mr Mittal’s disappointment that, despite our willingness to make amendments in the context of a recommended offer, at this stage we have not succeeded in engaging Arcelor in any meaningful dialogue.

I feel that this is particularly disappointing for Arcelor’s shareholders as I am confident that for them a combination with Mittal Steel is the best option in terms of long-term growth and value creation.

I can say this from first hand experience as I merged my own company, International Steel Group, with Mittal Steel back in October 2004. ISG was in a similar position to Arcelor. It was a market leader in a high quality market, but had limited growth in its domestic market and like Arcelor, we had ambitions to grow internationally, but we took the decision that those ambitions would be best and most quickly achieved by combining with Mittal Steel.

As a shareholder myself, I can say this was absolutely the right decision. In addition to the considerable synergies the deal generated, Mittal Steel also provided us with access to the high growth markets that it would have taken us years to create for ourselves.

I believe the same will be true for Arcelor. The businesses of Arcelor and Mittal are entirely complementary and the combination of the two companies is entirely logical. I would remind you that with the obvious exception of Arcelor, no one else has questioned the industrial logic of this transaction. Indeed the fact that €12 billion of market value has been created in these two companies since the announcement of our offer, shows the report card we’ve gotten from the stock market.

Against this backdrop and not entering into a dialogue with Mittal Steel, despite our improved amendments, one must question whose interest the Arcelor board is working for. Its own or the shareholders?

The Arcelor board are mainly former Arcelor employees and they are acting more like court jesters than like fiduciaries for the shareholders they are meant to represent.

I would also like to take this opportunity to touch briefly on the area of Mittal’s corporate governance.

This is an area where we are very aware that Arcelor has tried to create a negative impression. As a non-executive director of Mittal, I can tell you very firmly that there is absolutely nothing wrong with the way corporate governance works at Mittal. As far as I’m concerned, Mr Mittal is the best manager in the steel industry. With an extraordinary track record and his interests are 100% aligned with the interests of the minority shareholders.

I find it astonishing that Arcelor, which has clearly demonstrated in recent weeks that it has little concern for the interests of its own shareholders, should be given any credibility in its attempt to paint a contrary picture at Mittal.

Questions:

Jean xxx – AFP

I have two questions. Firstly, when will the nomination of Mr Pinault be proposed? The second question. Could you give me an explanation of the new repartition of the vote that you are thinking of in case of a recommended offer?

A:

Nomination committee of the company considered Mr Pinault for the board member this morning and they approved. So now the due process will follow and when we have the next EGM, it will put up before the shareholders of the company.

We will lead the extraordinary shareholders meeting, which we hope to have once the offer is official.

We have said in our voting structure that we have proposed to Arcelor that in case of a recommended transaction we will have one to one voting, one share one vote. Similar to class A shares and we will also award the long-term shareholders, those shareholders who have been holding those shares for more than 2 years will have enhanced voting rights.

Q:

What proportion for these long-term shareholders?

A:

Also the shareholders who will hold the shares after the close of this transaction. Those shareholders who will hold the shares for more than 2 years will have extra voting rights.

Q:

If xxxx system. So every shareholder who has held shares for either 1 or 2 years gets double voting rights?

A:

We haven’t decided if it’s 1 year or 2 years.

Eleanor – France 2 (French TV)

Q: I have two questions. The first question. I would like to know if you still feel pressure from the European politicians and about that, what did Mr Bouton, the French Minister of Economy, tell you when you met him in Paris in February?

My second question is that your offer is quite late and some people have started talking about a ghost one. Do you still believe that you will manage to do this merger?

A:

We are very confident about this merger. It’s not late. The process has been complex, so it’s taken some time with the regulatory authorities and now it is coming to a close and we hope that sometime next week, the offer will be official and then the shareholders will have 35 working days to vote, to tender their shares. Though it has been late because of the complexity of this transaction, I think we will still make it and we are confident that we will win.

We met the French politicians in January/February on the announcement of the transaction. Subsequent to that we have been meeting with the French government. We have submitted a hundred pages, plus our document on the industrial logic and there has been discussion going on between the different politicians and we are very happy with the reaction of the government and their advisers. We believe that we will be able to convince all the government authorities and their advisers and the stakeholders that this is a unique transaction and it is in the interest of all the stakeholders.

We have received positive response from them and very soon we will start hearing the comments in public.

Egon Cosu – BBC

Q: Mr Mittal, you have had some contact with the top brass at Arcelor. How would you characterise the nature of that contact?

A:

Our first contact with Arcelor was in February. That was our first phone call and they did not accept any kind of discussion. Just before their shareholders meeting about 22nd April, I think on the 19th April, whenever it was. Before that we contacted them again and we have proposed them for a friendly dialogue again. We have said all the time from the beginning since the launch of our offer that we want to have a friendly discussions with the company. To have a very satisfactory conclusion for the shareholders and since then the exchange of correspondence has started, which we have disclosed this morning.

I believe that the demand from their side is not appropriate this time. They are questioning that the value is not adequate, which is not correct. You can see from the performance of stocks that the value has already gone up by €12 billion for both the shareholders. They are questioning the value of our stock, which is also not correct. Our shares are listed in the New York Stock Exchange and Amsterdam Stock Exchange, they are very liquid stock and we have a lot of analysts to cover and they are valued on a day to day basis and the shareholders of our company are not asking for business plan on a day to day basis, but the management of Arcelor have asked for the business plan, which is not appropriate. We cannot share because of regulatory and competition regulations.

On the other hand we have shown a lot of flexibility in our proposal. We have said we are ready to make changes to the corporate governance, in terms of voting rights and in terms board management and management of the company. We have also said that we are ready to attach some value change in case of a recommended transfer.

We are only afraid that they could build more roadblocks because we do not see still here the intention of management engaging us for discussion.

Q:

There’s been talk of a friendly approach, but even today there’s been some pretty aggressive language from your side. Particularly from Mr Ross, I noticed just now.

A:

Mr Ross is right because when you see the developments happening every time we see roadblocks created like restricting of the fast xxxx, putting the fast growing foundation, announcing unusual dividends. So these are not the signs, which can be called ever friendly.

Wilbur Ross:

I really think at this point now that the outside directors of Arcelor have been put on formal notice that their failure to enter into discussion will literally cost their shareholders money. I would be most uncomfortable if I were in that position.

Q:

How far are you prepared to go to avoid a fight? How high will you go in terms of cash and in terms of corporate restructuring?

A:

Wilbur Ross:

I think we feel that that should be negotiated in the boardroom rather than in the press room.

Financiele Dagblad

Q:

Maybe I missed something, but you said that there may be additional value attached to the recommended offer. Does that mean that you intend to raise the offer?

A:

We said that we would be willing to see it. It’s a marginal value because the value that we have offered to Arcelor is already very attractive and it has already created a lot of value. In case of a recommended offer, we say that there could be some value improvement but it does not change our assumption that the offer that we have made is very attractive.

Q:

Ok, but does that mean that the offer will be raised or not?

A:

At this point in time there is no plan to raise the offer. If there is a recommended transaction, we see value in a recommendation and hence would discuss with Arcelor only and its board whether we need to revise the offer or not.

Matthias Ruch – FT Germany

Q:

Mr Kinsch said that he feels like he’s in a war with Mittal. Do you feel like a warlord? Do also think that this is war? How do you think about this kind of aggressive words?

A:

Arcelor has used a lot of aggressive expressions and we have always said that we should keep our emotions aside and look at it as a business proposal. We are all working in the interest of our shareholders and the stakeholders and we should really look at it as a business proposal in the interest of the shareholders.

Wilbur Ross:

If war consists of raising value for a company’s shareholders, I wonder if peace then means it goes back to the original price.

Sarah Laitner – FT Brussels

Q:

Forgive me if you’ve answered this already. I understand that you’ve moved your first quarter results to the Friday, which is the same day as Arcelor. Could you tell me why?

A:

If you look at the index MT and Arcelor. They basically travel in sync because of the bid and therefore we wanted to give more accurate information on the same day on both the stocks so they can make their judgement.

Xxx having a disconnect. We decided to do that because Arcelor in the first instance postponed their results to the 12th May. They were supposed to announce their results on the 3rd May and since ours was on the 10th May, we thought it was better to move it by 2 days so it’s all together on the same day.

Toby Stirling – Associated Press

Q:

Could you just explain why a cash bid would be impossible? The fact that they have asked for a cash bid speaks to some lack of trust maybe in your books. You say that you’re a publicly listed company, it’s all out there. Then why not just raise the money and make a cash bid?

A:

Wilbur Ross:

I can explain in our situation, in our deal at ISG was one half cash and one half stock and unlike Arcelor management, I would not have agreed to the deal if it were all cash because I believe that the future value to be created is quite substantial so it was very important to me to have a significant portion in shares. In any event, I believe that that is a decision that the Arcelor shareholders should make, not the management who basically have no shares. If the Arcelor shareholders who got the stock wish to sell it, it trades quite actively. Fourteen analysts who follow Mittal stock, almost every single one of them has a higher price target than where the stock is now trading, so I don’t think there would be any great difficulty offloading the shares if they wish to do so.

So I think that this is another one of these specious arguments that Arcelor is using and is just another way of hiding from the proposition that the shareholders should decide.

I believe that it is their obiligation to let their shareholders by tendering or not tendering their shares. Not to be a kind of big brother and tell their shareholders, many of whom are institutions, that management knows better than the holders what the outcome should be.

A:

I would just add that if you look at the offer today. Our shares have appreciated and the share offering that we are providing to Arcelor stock is worth much more. So if you tender for all stock you actually get much more value than if you tender for the cash portion of the offer, because the cash portion remains at €28 exclusive of dividend adjustment and the stock portion is now almost €35 as a blended offer price in excess of €33/34.

So the shareholders that we’ve already spoken to like our stock. Our stock has moved up and the value is in our stock, not in the cash.

Q:

How much value do you attach to the support of the board? It sounds like not very much. What do think the recommendation is worth?

A:

Wilbur Ross:

We will tell you the day after they make the recommendation.

Dell Cross – Bloomberg News

Q:

I would like to know how key you think Mr Pinault will be in helping win over Arcelor, being a French speaker, sort of a bastion of the French business establishment. What is his role going to be do you think in getting Arcelor round the table and batting out a deal?

A:

We have said before that Mittal Steel would like to enlarge our board and it will represent different countries where we have business. So Mr Pinault is a French industrialist and very reknown businessman and he brings in French perspective and he has a lot of experience in running large businesses and he will bring his experience to the board’s benefit.

Q:

Do you think that will make you more palatable to Arcelor?

A:

I don’t think it has any relations. We like to expand our board with independent and outside board members. We will announce more additions in future.

Q:

Do you have any French speaking members of the board?

A:

We have xxxx Lopez.

LAUGHING AND FRENCH SPEAKING.....

Q: ? – RTL Luxembourg

I just wondered are there future contacts planned with Mr Kinsch because you had some email contact, some phone contact. Did you agree on some further contacts in the next hours, next days?

A:

There is nothing planned but we are always open for next contact.

Q: A Style – Dow Jones

In relationship to your proposal to the EU to make merger is it true that you have proposed to the EU to sell certain portions of your effisection of the long product units?

A:

We’re not commenting on the regulatory process submitted proposals to the EU and as there is something to disclose to the market we will disclose it.

Q:

But are you ruling out selling certain portions.

A:

We are not commenting.

WE WILL TAKE THREE LAST QUESTIONS. IF THERE ARE THREE QUESTIONS.

Q:

Could you be real explicate about exactly when you expect approval and exactly when you expect to launch the bid?

A:

We expect the offer will be off the shelves some time next week any time between 15 or 18 May and after that we will have 5 working days for the shareholders of the company to tender their shares.

Q:

And regulatory approval?

A:

Our offer is not conditional on regulatory approval but we hope that in a few weeks, next two weeks we’ll also have approvals from regulatory authorities.

In terms of the stock market regulatory environment we made some comments this morning in London which I think are important. We indicated that the reason why there has been a delay is because we have reason to believe that Arcelor is interfering with the process. They are invoking laws which are surprising, which are not standard to delay this process – that’s one of the reasons for the delay. We intend to get this offer document to the shareholders as soon as possible because we believe the shareholders should decide on the merits of this proposal.

Thank you very much for your support and look forward to talking to you soon.